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                                                                    EXHIBIT 99.1



                             STOCKHOLDERS AGREEMENT

                                 August 15, 2001

     In connection with Investment Agreement dated as of even date herewith (the "Investment Agreement"), between Athanor Holdings, LLC ("Athanor") and The Right Start, Inc. ("Right Start"), and as an inducement to Athanor to enter into the Investment Agreement Fred Kayne and Kayne Anderson Investment Management, Inc. each severally agree with Athanor that he/it will (i) convert the convertible securities of Right Start (other than employee or director options) held by them not later than the date that the Convertible Preferred Stock is converted and
(ii) vote all securities of Right Start held by them which are entitled to vote thereon (A) in favor of all matters necessary to approve the conversion of the Convertible Preferred Stock (including a vote to approve making the Convertible Preferred Stock pari passu with the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock) and, (B) in favor of the election of 3 directors designated by Athanor at each election of directors hereafter until such time as Athanor holds less than 20% of the outstanding Common Stock, 2 directors until such time as Athanor holds less than 15% and 1 director until such time as Athanor holds less than 10% (calculated in each case on the basis that the Convertible Preferred Stock has been converted).

     Athanor agrees that it will vote the shares held by it in favor of (i) the election of 3 directors designated jointly by Kayne Anderson Investment Management and Fred Kayne until such time as such parties hold less than 20% of the outstanding Common Stock, 2 directors until such time as such parties hold less than 15% and 1 director until such time as such parties hold less than 10% and (ii) the election of the Chief Executive Officer as a director.

     Fred Kayne and Kayne Anderson Investment Management represent and warrant to Athanor that they jointly own sufficient shares of Right Start to cause, and will cause, on the terms and conditions set forth in the Investment Agreement, the shareholders of Right Start to approve the conversion feature of the Convertible Preferred Stock and the authorization of a sufficient number of shares of Common Stock into which all of the Convertible Preferred Stock is convertible and all of the Warrants are exercisable.

[Remainder of Page Intentionally Left Blank] Fred Kayne and Kayne Anderson Investment Management will be obligated to perform their obligations under this agreement (other than ii(B) above) only if Athanor has performed or simultaneously will perform its obligations under the Investment Agreement. The provisions with respect to voting for directors will become effective only after Athanor has purchased and The Right Start, Inc. has sold the securities referenced in the Investment Agreement.




           /s/ Fred Kayne
--------------------------------------------------------------
         Fred Kayne

         KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.


         By:      /s/ David J. Shladovsky
                ----------------------------------------------
         Name: David J. Shladovsky
         Its: General Counsel & Secretary


         ATHANOR HOLDINGS, LLC


         By:      /s/ Ken Abdalla
                ----------------------------------------------
         Name: Ken Abdalla
         Title: Manager


         By:      /s/ Vincent C. Smith
                ----------------------------------------------
         Name: Vincent C. Smith
         Title: Member